Filed by: Enel Generación Chile S.A. (Commission File No. 001-13240)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE BOARD OF DIRECTORS.

Santiago, November 14, 2017

Collective Pronouncement of the Board of Directors of Enel Generación Chile S.A. on the Corporate Reorganization of Enel Chile S.A

With regard to the corporate reorganization (the “Reorganization”) proposed by Enel Chile S.A (“Enel Chile”), the Board of Directors of Enel Generación Chile S.A. (“Enel Generación” or the “Company”) in its extraordinary session held today has unanimously agreed to issue this collective pronouncement in accordance with (i) Article 16 bis of the Enel Generación Bylaws, which states that all acts or contracts entered into by and between the corporation and its controlling shareholders, directors or officers, or with persons related to them, must be previously approved by two-thirds of the Board of Directors; and (ii) the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended, which requires the Board of Directors to issue a pronouncement entitled “Fairness Determination” that will be explained with further detail later in this document.

A. General Information regarding the Reorganization

The Board of Directors’ analysis of the Reorganization has been based on the following information:

1. Report by the independent evaluator Banchile Asesoría Financiera S.A, appointed by the Board of Directors of Enel Generación;

2. Report by the independent evaluator Asset Chile, appointed by the Company’s Directors’ Committee;

3. The Directors’ Committee Report regarding the transaction dated November 14, 2017, pursuant to article 50 bis of the Corporations Law;

4. The individual opinions of the Board members of the Company dated November 14, 2017;

5. The reports by the independent evaluators appointed by the Board of Directors and the Directors’ Committee of Enel Chile, Larraín Vial Servicios Profesionales Limitada and Econsult, respectively;

6. The expert reports by the independent appraisers appointed by Enel Chile and Enel Green Power Latin America S.A. (“Enel Green Power”) regarding the merger of these two companies (the “Merger”), Oscar Molina and Felipe Schmidt, respectively;

7. The general Terms of the Reorganization approved by Enel Chile’s Board of Directors, and acknowledged by the Enel Generación’s Board of Directors, which also contains the objectives and benefits expected from the Merger; and

8. The financial statements of Enel Chile, Enel Generación and Enel Green Power as of September 30, 2017.

The Board of Director has taken into account the Collective Pronouncement of Enel Chile’s Board of Directors regarding the Reorganization that was issued and publicly disclosed on November 14, 2017. Such collective pronouncement states that the parameters identified below, which are within the guidelines and pre-established conditions for the Reorganization as informed through Enel Chile’s Significant Events dated August 25 and October 26, 2017, are reasonable and may justify the implementation of the Reorganization. Such parameters are the following: with respect to the public tender offer (PTO) for Enel Generación shares, (i) a PTO price of Ch$ 590 per Enel Generación share; (ii) a subscription price of Ch$ 82 per Enel Chile share for newly issued shares of Enel Chile in Enel Chile’s capital increase; (iii) taking into account the foregoing, an implicit exchange ratio of 7.19512 shares of Enel Chile for each share of Enel Generación; and (iv) based on a PTO price equal to Ch $590 per Enel Generación share, 40% of such PTO price would be applied to subscribe and pay for newly issued Enel Chile shares (assuming the exchange ratio is 7.19512 shares of Enel Chile for each share of Enel Generación) and 60% of the PTO price would be received in cash by the shareholders of Enel Generación that accept the PTO; and with respect to the Merger, an exchange ratio equal to 15.80 Enel Chile shares for each Enel Green Power share.

 B. Pronouncement pursuant to Article 16 bis of Enel Generación Bylaws

Considering the foregoing and also the fact that the parameters reported by Enel Chile are consistent with the conclusions of both independent evaluators appointed by the Directors’ Committee and the Board of Directors of the Company to evaluate the Reorganization, the Board of Directors of Enel Generación, exclusively in compliance with the requirements of Article 16 bis of the bylaws of Enel Generación, unanimously issues this collective pronouncement approving the Reorganization proposed by Enel Chile involving Enel Generación, and notes that this approval satisfies the requirement in Article 16 bis of the bylaws of Enel Generación. The Board of Directors also notes that the approval of the Reorganization by the unanimous vote of the entire Board of Directors complies with the special quorum condition of Article 16 bis, which requires the approval of at least two-thirds of the Board of Directors.

C. Commitments

Enel Chile has informed the Company that Enel SpA (hereafter “Enel SpA”) and its affiliated companies have committed to develop and manage their non-conventional renewable energy business in Chile exclusively through the subsidiaries of Enel Chile S.A.

Subject to the respective corporate authorizations, related party transactions subject to Title XVI of the Corporations Law, which involve Enel SpA and its affiliated companies on the one hand, and Enel Generación, on the other hand, and are considered material by Enel Chile, must be examined by the Board of Directors of Enel Chile to verify they are carried out on arm’s length terms at the time they are approval by Enel Generación, all in compliance with Resolution N° 667/2002 of the Honorable Resolution Commission (the former Chilean antitrust authority) and provided it does not interfere with the normal operations of Enel Generación.

D. Fairness Determination under Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended

To comply with Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended, the Board of Directors has taken the following into consideration:

1. The Reorganization involves a public tender offer of shares (the “PTO”) by Enel Chile to purchase all outstanding shares of Enel Generación Chile S.A. (“Enel Generación”) not owned by the Enel Chile and to purchase all outstanding American Depositary Shares ("ADS") of Enel Generación, as part of the reorganization transaction (the “Reorganization”) that includes: (i) the PTO, which includes as a condition that all Enel Generación shareholders who accept the PTO agree to subscribe for common shares of Enel Chile using a portion of the cash payment they receive in the PTO (the “Subscription Condition”), (ii) a capital increase and related pre-emptive rights offering to existing shareholders of Enel Chile required to issue sufficient shares to satisfy the Subscription Condition, and (iii) the Merger;

2. The PTO as described above may be considered a “going private” transaction under Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended, as a transaction that may result in Enel Generación delisting from the stock exchanges in which its shares currently trade or in a significant reduction of Enel Generación’s minority shareholders.

3. Rule 13e-3 requires that Enel Chile’s Board of Directors, as the offeror in the PTO, and its controlling shareholders, Enel SpA and Enel South America S.R.L., and also Enel Generación’s Board of Directors, as the target company in the PTO,  issue a pronouncement declaring whether they reasonably believe that the Reorganization (including the PTO and the Merger) is substantively and procedurally “fair” to the Enel Generación shareholders, other than Enel Chile S.A., Enel SpA, Enel South America S.R.L and other affiliates of Enel Generación (the “unaffiliated shareholders”), that participate in the PTO;

4. The Board of Directors has reviewed the information regarding the Reorganization described in the Section A.2. above;

The Board of Directors has considered and discussed a number of factors that support the substantive and procedural fairness of the Reorganization to the unaffiliated shareholders of Enel Generación, as well as certain negative factors;

Taking all the above mentioned into consideration, the Board of Directors of Enel Generación has unanimously resolved to issue the following Fairness Determination:

Therefore, be it resolved, that after discussion and analysis of all factors deemed relevant, the Board of Directors hereby unanimously determines that it reasonably believes the Reorganization (including the Tender Offer and the Merger) is substantively and procedurally fair (as described previously) to the unaffiliated shareholders of Enel Generación that participate in the PTO.